EXHIBIT 99.1

STEALTHGAS INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2015 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, February 25, 2016. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2015.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Successful delivery of ten new eco LPG carriers in 2015

•	Year on year increase of vessel calendar days by 15%.

•	Operational utilization of 92.5% in 2015.

•	Continuous reduction of daily opex costs and breakeven levels in 2015 – an outcome of successful management and operations.

•	63% of vessels on period charters for 2016, with a total of $200 million in contracted revenues.

•	Revenues in 12M 2015 of $141.3 million, increased by $9.3 million compared to 12M 2014.

•	Adjusted EBITDA in 12M 2015 of $58.4 million ($63.2 million in 12M 2014).

•	Asset base surpassed $1 billion driven by the addition of our new eco LPG vessels.

•	Moderate gearing since debt to assets stands at about 41% while net debt to assets is as low as 31%.

•	Cash on hand of $100 million with strong operating cashflow of about $48 million.

•	Stock repurchase of 3.6 million shares for a total $19.4 million, from the beginning of the program in December 2014 to date.

Fourth quarter 2015 Results:

•	Revenues for the three months ended December 31, 2015 amounted to $37.4 million, an increase of $2.4 million, or 6.9%, compared to revenues of $35.0 million for the three months ended December 31, 2014, primarily due to the net addition of 8 vessels which increased the number of operating vessels to 55 as of the end of December 2015.

•	Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2015 were $4.2 million and $14.2 million, respectively, compared to $3.5 million and $11.8 million, respectively, for the three months ended December 31, 2014. The $0.7 million increase in voyage expenses was primarily due to the higher number of vessels under spot charters in the 2015 period. During the fourth quarter of 2015 the Company had a 120.0% increase in spot days compared to the same period of 2014. The 20.3% increase in operating expenses compared to the same period of 2014, is due to a net fleet expansion of eight vessels, and one vessel coming off bareboat, resulting in an increased time charter and spot activity of 530 days. It is noted that for yet another quarter, our daily operating costs decreased as a result of our fleet expansion with the new eco LPG vessels, and the continued implementation of our efficient management policies.

•	Drydocking costs for the three months ended December 31, 2015 and 2014 were $0.8 million and nil, respectively. The cost for the fourth quarter of 2015 corresponds to the drydocking of two vessels. Overall, in 2016 the Company has scheduled dry dockings for seven vessels.

•	Depreciation for the three months ended December 31, 2015, was $9.7 million, a $0.9 million increase from $8.8 million for the same period of last year. This increase was due to the additional depreciation for ten vessels joining the fleet in 2015 which was partly offset by the decrease in depreciation caused by our Company’s decision to sell and lease back in Q4 2014 two of our LPG vessels, the Gas Cathar and the Gas Premiership, as well as our strategic decision to scrap, in April 2015, two of our oldest LPG carriers, the Gas Kaizen and the Gas Crystal.

•	Included in the fourth quarter 2015 results are net losses from interest rate derivative instruments and foreign currency forward arrangements of $0.27 million. Interest paid on interest rate swap arrangements amounted to $0.38 million, loss on settlement of foreign currency forward arrangements amounted to $0.67 and net gains from change in fair value of the same interest rate derivative instruments and foreign currency forward arrangements amounted to $0.78 million.

•	The Company recorded an impairment loss of $4.7 million for two of its oldest vessels.

•	As a result of the above, the Company reported a loss for the three months ended December 31, 2015 of $3.1 million, compared to a loss of $1.2 million for the three months ended December 31, 2014. The weighted average number of shares for the three months ended December 31, 2015 decreased to 40.5 million compared to 43.4 million for the same period of last year, mainly due to the repurchase of 3.2 million shares from December 2014 to December 2015. Loss per share, basic and diluted, for the three months ended December 31, 2015 amounted to $0.08 compared to $0.03 for the same period of last year.

•	Adjusted net income was $1.7 million or $0.04 per share for the three months ended December 31, 2015 compared to $5.7 million or $0.13 per share for the same period of last year.

•	EBITDA for the three months ended December 31, 2015 amounted to $10.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net (Loss)/Income are set forth below.

•	An average of 53.0 vessels were owned by the Company during the three months ended December 31, 2015, compared to 46.4 vessels for the same period of 2014.

Twelve Months 2015 Results:

•	Revenues for the twelve months ended December 31, 2015, amounted to $141.3 million, an increase of $9.3 million, or 7.0%, compared to revenues of $132.0 million for the twelve months ended December 31, 2014, primarily due to the higher number of vessels in our fleet in the 2015 period.

•	Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2015 were $17.6 million and $50.7 million, respectively, compared to $14.1 million and $45.4 million for the twelve months ended December 31, 2014. The $8.8 million aggregate increase in voyage and operating expenses was primarily due to the higher number of vessels that operated in 2015.

•	Drydocking Costs for the twelve months ended December 31, 2015 and 2014 were $1.8 million and $0.5 million, respectively, representing the costs of four vessels drydocked in the twelve-month period of 2015 and one vessel drydocked in the same period of 2014.

•	Depreciation for the twelve months ended December 31, 2015, was $35.9 million, a $2.1 million increase from $33.8 million for the same period of last year. This increase was due to the higher number of vessels in our fleet in the 2015 period.

•	Included in the twelve months 2015 results are net losses from interest rate derivative instruments and foreign currency forward arrangements of $0.4 million. Interest paid on interest rate swap arrangements amounted to $1.4 million, loss on settlement of foreign currency forward arrangements amounted to $0.7 and gains from change in fair value of the same interest rate derivative instruments and foreign currency forward arrangements amounted to $1.7 million.

•	The Company recorded an impairment loss of $8.2 million for three of its oldest vessels.

•	As a result of the above, the Company reported net income for the twelve months ended December 31, 2015 of $2.6 million, compared to net income of $12.7 million for the twelve months ended December 31, 2014. The weighted average number of shares for the twelve months ended December 31, 2015 increased to 41.3 million compared to 39.3 million for the twelve months ended December 31, 2014, mainly due to the offering of a total of 11.4 million shares in February, May and August of 2014, the effect of which was partly offset by the repurchase of 3.2 million shares from December 2014 to December 2015. Earnings per share, basic and diluted, for the twelve months ended December 31, 2015 amounted to $0.06 compared to $0.32 for the same period of last year.

•	Adjusted net income was $10.9 million or $0.26 per share for the twelve months ended December 31, 2015 compared to $18.7 million or $0.48 per share for the same period last year.

•	EBITDA for the twelve months ended December 31, 2015 amounted to $50.0 million.

•	Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 48.8 vessels were owned by the Company during the twelve months ended December 31, 2015, compared to 44.1 vessels for the same period of 2014.

•	As of December 31, 2015, cash and cash equivalents amounted to $100.0 million and total debt amounted to $422.2 million. During the twelve months ended December 31, 2015 debt repayments amounted to $55.9 million.

Share Repurchase Program

Since December 1, 2014 to date, the Company has repurchased a total of 3,602,495 shares at an average price of $5.37 per share for a total consideration of $19.4 million, under its $30.0 million buyback program.

Fleet Update Since Previous Announcement

On January 21, 2016, the Company sold a 3,500 cbm, 1992 built, LPG carrier – Gas Arctic.

On February 5, 2016, the Company took delivery of a 7,500 cbm, 2016 built, eco LPG carrier - Eco Nical, from a Japanese shipyard.

The Company announced the conclusion of the following chartering arrangements:

•	A six months contract of consecutive voyages for its 7,200 cbm, 2015 built, LPG carrier, Eco Galaxy, to an oil major until August 2016.

•	A one year time charter extension for its 5,000 cbm, 1994 built, LPG carrier, Gas Emperor, to an international trading house until January 2017.

•	A one year time charter extension for its 5,000 cbm, 2011 built, LPG carrier, Gas Myth, to an oil major until January 2017.

•	A one year time charter extension for its 3,500 cbm, 2008 built, LPG carrier, Gas Imperiale, to an international trading house until January 2017.

•	A six month time charter for its 5,000 cbm, 1994 built, LPG carrier, Gas Icon, to a petrochemical producer until July 2016.

•	A six month time charter for its 5,000 cbm, 2015 built, LPG carrier, Eco Enigma, to an international trading house until June 2016.

•	A one year time charter for its 6,300 cbm, 2007 built, LPG carrier, Gas Flawless, to an international LPG operator until January 2017.

•	An eighteen month time charter for its 7,200 cbm, new building LPG carrier to be delivered in 2016, Eco Dominator, to a national LPG distributor until January 2018.

•	A six month time charter for its 5,000 cbm, 1996 built, LPG carrier, Gas Nirvana, to an international trading house until July 2016.

•	A one year time charter for its 5,000 cbm, 2011 built, LPG carrier, Gas Elixir, to an international LPG trader until March 2017.

•	A nine month time charter extension for its 5,000 cbm, 2014 built, LPG carrier, Eco Invictus, to an international trading house until September 2016.

•	A one year bareboat charter extension for its 47,000 dwt, tanker Navig8 Fidelity to an international tanker operator until January 2017.

With these charters the Company has increased its contracted revenues to $200 million. Total anticipated voyage days of our fleet are 63% covered for the remainder of 2016 and 32% covered for 2017.

CEO Harry Vafias commented

Year 2015, presented challenges stemming from the global economic environment. Nearly all sectors of the shipping industry faced considerable obstacles, but as to our segment we faced an environment of low freight rates attributable to low oil prices and to an imbalance of supply and demand of coastal LPG vessels. Our Company managed to close the year demonstrating a growth in revenue and positive income results. We have successfully executed our expansion plan, reduced our operating cost base and have preserved our superior technical efficiency. In addition, we feel that we are in good position as we enjoy a solid capital structure, with net gearing as low as 31%, assets exceeding a billion dollars and contracted revenues of $200 million. Indeed we believe that a Company’s managerial capabilities and strength are more evident in periods of weak markets. Our stock has been trading at about 25 percent of NAV so buying back our own stock has been an obvious decision for us, we have spent close to $20 million from December 2014, to date. Buying back our own stock, a strong balance sheet, a rejuvenated high quality fleet, better market conditions going forward, makes us feel optimistic for our Company’s future.

Conference Call details:

On February 25th, 2016 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1877 280 2296 (US Toll Free Dial In) or: 0800 279 5736 (UK Toll Free Dial In) Access Code: 4377385

In case of any problems with the above numbers, please dial +1646 254 3360 (US Toll Dial In), or +44(0)20 3427 1909 (Standard International Dial In). Access Code: 4377385

A telephonic replay of the conference call will be available until March 2nd, 2016 by dialing +1347 366 9565 (US Local Dial In), +44(0)20 3427 0598 (UK Local Dial In).

Access Code:4377385

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 49 LPG carriers, excluding the two chartered in vessels, with a total capacity of 239,187 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 5 LPG carriers with expected deliveries ranging from the remaining of 2016 to 2017. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 54 owned LPG carriers with a total capacity of 334,387 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the fourth quarters and years ended December 31, 2014 and December 31, 2015.

FLEET DATA	Q4 2014	Q4 2015	12M 2014	12M 2015
Average number of vessels (1)	46.4	53.0	44.1	48.8
Period end number of owned vessels in fleet	45	53	45	53
Total calendar days for fleet (2)	4,324	5,060	16,136	18,541
Total voyage days for fleet (3)	4,314	5,017	16,028	18,446
Fleet utilization (4)	99.8%	99.2%	99.3%	99.5%
Total charter days for fleet (5)	3,825	3,942	13,893	14,516
Total spot market days for fleet (6)	489	1,075	2,135	3,930
Fleet operational utilization (7)	94.5%	91.0%	93.3%	92.5%

1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net income represents Net Income before loss on derivatives excluding swap interest paid, impairment loss, share based compensation and gain on sale of vessels. EBITDA represents net income before interest and finance costs including swap interest paid, interest income, depreciation and amortization. Adjusted EBITDA represents EBITDA before impairment loss, share based compensation, loss on derivatives, excluding swap interest paid, and gain on sale of vessels. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2014	2015	2014	2015
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(1,187,627)	(3,051,497)	12,685,826	2,566,678
Loss on derivatives	823,789	272,419	1,348,384	370,584
Less swap interest paid	(285,469)	(379,489)	(1,857,362)	(1,406,505)
Gain on sale of vessel, net	—	—	—	(33,251)
Impairment loss	6,168,747	4,672,294	6,168,747	8,238,987
Share based compensation	139,097	213,900	357,967	1,140,084
Adjusted Net Income	5,658,537	1,727,627	18,703,562	10,876,577

Net (Loss)/Income – EBITDA
Net (loss)/income	(1,187,627)	(3,051,497)	12,685,826	2,566,678
Plus interest and finance costs incl. swap interest paid	2,551,633	3,455,498	11,171,901	11,791,766
Less interest income	(113,594)	398	(456,924)	(173,083)
Plus depreciation	8,826,492	9,704,901	33,811,607	35,857,507
EBITDA	10,076,904	10,109,300	57,212,410	50,042,868

Net (Loss)/Income - Adjusted EBITDA
Net (loss)/income	(1,187,627)	(3,051,497)	12,685,826	2,566,678
Loss on derivatives	823,789	272,419	1,348,384	370,584
Gain on sale of vessel, net	—	—	—	(33,251)
Impairment loss	6,168,747	4,672,294	6,168,747	8,238,987
Share based compensation	139,097	213,900	357,967	1,140,084
Plus interest and finance costs	2,266,164	3,076,009	9,314,539	10,385,261
Less interest income	(113,594)	398	(456,924)	(173,083)
Plus depreciation	8,826,492	9,704,901	33,811,607	35,857,507
Adjusted EBITDA	16,923,068	14,888,424	63,230,146	58,352,767

EPS - Adjusted EPS
Net (loss)/income	(1,187,627)	(3,051,497)	12,685,826	2,566,678
Adjusted net income	5,658,537	1,727,627	18,703,562	10,876,577
Weighted average number of shares	43,389,533	40,534,972	39,305,644	41,315,127
EPS - Basic and Diluted	(0.03)	(0.08)	0.32	0.06
Adjusted EPS	0.13	0.04	0.48	0.26

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except number of shares)

	Fourth Quarter Ended December 31st,		Twelve Months Ended December 31st,
	2014	2015	2014	2015
Revenues
Revenues	32,518,012	34,936,486	122,158,892	131,501,881
Revenues - related party	2,473,109	2,473,109	9,814,000	9,814,000

Total revenues	34,991,121	37,409,595	131,972,892	141,315,881

Expenses
Voyage expenses	3,081,595	3,765,983	12,474,090	15,849,855
Voyage expenses - related party	422,499	458,548	1,613,421	1,725,683
Charter hire expenses	320,804	1,037,980	320,804	4,124,960
Vessels’ operating expenses	10,721,476	13,100,578	41,335,984	46,477,583
Vessels’ operating expenses - related party	1,038,008	1,050,077	4,099,352	4,177,042
Drydocking costs	—	814,115	465,681	1,774,905
Management fees - related party	1,506,330	1,776,305	5,501,675	6,452,145
General and administrative expenses	964,712	782,936	3,150,929	3,655,316
Depreciation	8,826,492	9,704,901	33,811,607	35,857,507
Impairment loss	6,168,747	4,672,294	6,168,747	8,238,987
Net gain on sale of vessels	—	—	—	(33,251)

Total expenses	33,050,663	37,163,717	108,942,290	128,300,732

Income from operations	1,940,458	245,878	23,030,602	13,015,149

Other (expenses)/income
Interest and finance costs	(2,266,164)	(3,076,009)	(9,314,539)	(10,385,261)
Loss on derivatives	(823,789)	(272,419)	(1,348,384)	(370,584)
Interest income and other income/(expenses)	113,594	(398)	456,924	173,083
Foreign exchange (loss)/gain	(151,726)	51,451	(138,777)	134,291

Other expenses, net	(3,128,085)	(3,297,375)	(10,344,776)	(10,448,471)

Net (loss)/income	(1,187,627)	(3,051,497)	12,685,826	2,566,678

(Loss)/Earnings per share
- Basic and diluted	(0.03)	(0.08)	0.32	0.06

Weighted average number of shares
-Basic and diluted	43,389,533	40,534,972	39,305,644	41,315,127

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2014	2015
Assets
Current assets
Cash and cash equivalents	129,114,803	100,062,957
Receivables from related party	104,476	112,895
Trade and other receivables	3,211,563	4,743,869
Claims receivable	70,273	—
Inventories	2,958,666	2,916,254
Advances and prepayments	1,386,003	1,249,402
Restricted cash	2,896,677	13,455,766
Vessel held for sale	—	831,226

Total current assets	139,742,461	123,372,369

Non current assets
Advances for vessel under construction and acquisitions	88,965,085	44,031,882
Vessels, net	711,352,845	864,689,888
Other receivables from related party	228,494	115,599
Restricted cash	2,500,000	5,146,877
Deferred finance charges	1,569,375	390,000
Fair value of derivatives	—	127,555

Total non current assets	804,615,799	914,501,801

Total assets	944,358,260	1,037,874,170

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	4,941,896	9,188,852
Trade accounts payable	8,843,593	8,328,878
Accrued and other liabilities	3,903,027	5,602,939
Deferred income	6,711,945	4,954,193
Deferred income – related party	180,383	413,157
Fair value of derivatives	583,368	297,656
Current portion of long-term debt	42,125,662	74,928,451

Total current liabilities	67,289,874	103,714,126

Non current liabilities
Fair value of derivatives	1,873,295	681,197
Customer deposits	—	2,556,700
Deferred gain on sale and leaseback of vessels	775,741	580,701
Deferred income	172,428	56,183
Long-term debt	281,856,648	347,234,103

Total non current liabilities	284,678,112	351,108,884

Total liabilities	351,967,986	454,823,010

Commitments and contingencies

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(7,541,264)	(20,486,872)
Additional paid-in capital	499,862,062	501,002,146
Retained earnings	99,919,646	102,486,324
Accumulated other comprehensive loss	(293,020)	(393,288)

Total stockholders’ equity	592,390,274	583,051,160

Total liabilities and stockholders’ equity	944,358,260	1,037,874,170

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Twelve Months Ended December 31st,
	2014	2015
Cash flows from operating activities
Net income for the year	12,685,826	2,566,678

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,811,607	35,857,507
Amortization of deferred finance charges	656,341	587,157
Amortization of deferred gain on sale and leaseback of vessels	(4,954)	(195,040)
Unrealized exchange differences	251,662	—
Share based compensation	357,967	1,140,084
Change in fair value of derivatives	(1,019,853)	(1,705,633)
Impairment loss	6,168,747	8,238,987
Gain on sale of vessels	—	(33,251)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,869,466	(1,532,306)
Claims receivable	(317,570)	(1,192,422)
Inventories	(497,573)	(39,991)
Advances and prepayments	(670,559)	136,601
Increase/(decrease) in
Balances with related parties	(999,147)	4,351,432
Trade accounts payable	1,104,798	(183,896)
Accrued liabilities	1,022,650	1,699,912
Deferred income	818,327	(1,641,223)

Net cash provided by operating activities	55,237,735	48,054,596

Cash flows from investing activities
Insurance proceeds	384,164	1,262,695
Vessels’ acquisitions and advances for vessels under construction	(129,891,982)	(155,072,744)
Proceeds from sale of vessels, net	27,929,931	2,010,302
Net proceeds related to cancellation of vessels’ acquisitions	10,044,799	—
Decrease in restricted cash account	425,225	571,293
(Increase) in restricted cash account	—	(13,777,259)

Net cash used in investing activities	(91,107,863)	(165,005,713)

Cash flows from financing activities
Net proceeds from common stock issuance	112,302,678	—
Stock repurchase	(4,789,158)	(13,429,891)
Deferred finance charges	(1,130,675)	(383,950)
Customer deposits received	—	2,556,700
Loan repayments	(75,268,462)	(55,943,588)
Proceeds from long-term debt	47,903,693	155,100,000

Net cash provided by financing activities	79,018,076	87,899,271

Effect of exchange rate changes on cash	(251,662)	—

Net increase/(decrease) in cash and cash equivalents	42,896,286	(29,051,846)
Cash and cash equivalents at beginning of year	86,218,517	129,114,803

Cash and cash equivalents at end of year	129,114,803	100,062,957